HIVE Digital Technologies Ltd.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2024 and 2023

(In thousands of U.S. dollars)

(Unaudited)

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position (In thousands of US dollars) (Unaudited)

		December 31,	March 31,
	Notes	2024	2024

Assets
Current assets
Cash		$9,845	$9,678
Amounts receivable and prepaids	6	8,910	6,929
Investments	5	30,700	6,974
Digital currencies	7	260,806	161,645
		310,261	185,226

Plant and equipment	8	109,065	95,356
Long term receivable	6	2,770	2,595
Deposits, net of provision	9	49,866	15,917
Right of use asset	14	6,625	8,488
Total assets		$478,587	$307,582

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	11	$11,866	$10,604
Current portion of convertible loan - liability component	10	2,929	1,679
Current portion of lease liability	14	2,701	2,525
Term loan	13	3,950	5,608
Current portion of loans payable	12	2,792	2,788
Current income tax liability		5,568	4,148
		29,806	27,352

Convertible loan - liability component	10	66	1,875
Convertible loan - derivative component	10	13	120
Loans payable	12	8,920	10,400
Lease liability	14	3,836	5,728
Deferred tax liability		1,586	2,415
Total liabilities		44,227	47,890

Equity
Share capital	17	620,900	499,208
Equity reserve		30,421	24,741
Accumulated other comprehensive income		134,048	83,614
Accumulated deficit		(351,009)	(347,871)
Total equity		434,360	259,692
Total liabilities and equity		$478,587	$307,582

Nature of operations (Note 1)

Commitments and contingencies (Note 15)

Subsequent events (Note 27)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (In thousands of US dollars, except share and per share data) (Unaudited)

		Three months ended Dec 31,		Nine months ended December 31,
	Notes	2024	2023	2024	2023
Revenue from digital currency mining	7	$26,687	$30,115	$77,088	$75,973
High performance computing hosting		2,542	1,137	7,030	1,611
		29,229	31,252	84,118	77,584

Cost of sales
Operating and maintenance costs	21	(22,692)	(19,640)	(64,086)	(53,262)
High performance computing service fees		(487)	(254)	(1,376)	(254)
Depreciation	8,14	(18,794)	(16,423)	(48,747)	(49,473)
		(12,744)	(5,065)	(30,091)	(25,405)

Revaluation of digital currencies	7	-	422	-	-
Gain (loss) on sale of digital currencies	7	642	5,818	(764)	2,989

Expenses
General and administrative	20	(4,564)	(3,698)	(11,388)	(10,028)
Foreign exchange gain (loss)		5,699	(374)	5,488	717
Share-based compensation	17	(3,526)	(633)	(6,249)	(6,650)
		(2,391)	(4,705)	(12,149)	(15,961)

Unrealized gain (loss) on investments	5	9,651	4,247	25,766	3,616
Realized loss on investments	5	(311)	-	(311)	-
Change in fair value of derivative liability	10	19	(129)	107	145
Provision on sales tax receivables	7	-	(4,931)	966	(4,931)
Gain (loss) on sale of equipment		6,924	6	16,433	(235)
Other income (expenses)		122	47	379	(75)
Finance expense	19	(522)	(912)	(2,025)	(2,726)
Net income (loss) before tax for the period		1,390	(5,202)	(1,689)	(42,583)

Tax expense		(123)	(1,749)	(1,449)	(5,168)
Net income (loss) for the period		$1,267	$(6,951)	$(3,138)	$(47,751)

Other comprehensive (loss) income
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Revaluation of digital currencies	7	$76,744	$19,352	$60,854	$19,410
Translation adjustment		(11,907)	1,212	(10,420)	1,610
Net income (loss) and comprehensive income (loss) for the period		$66,104	$13,613	$47,296	$(26,731)

Basic income (loss) per share		$0.01	$(0.08)	$(0.03)	$(0.55)
Diluted income (loss) per share		$0.01	$(0.08)	$(0.03)	$(0.55)

Weighted average number of common shares outstanding
Basic	18	128,602,843	88,252,813	119,327,280	86,039,252
Diluted	18	131,525,323	88,252,813	119,327,280	86,039,252

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (In thousands of US dollars, except shares issued) (Unaudited)

	Share capital		Special Warrants			Accumulated other
					Equity	comprehensive	Accumulated	Total
	Shares issued	Amount	Number (in units)	Amount	reserve	income	deficit	equity
		$		$	$	$	$	$
At September 30, 2023	86,224,848	427,912	-	-	24,597	7,860	(337,466)	122,903
Share-based compensation	-	-	-	-	633	-	-	633
Special warrants	-	-	5,750,000	21,738	-	-	-	21,738
Shares offering	5,562,603	21,568	-	-	-	-	-	21,568
Vesting of restricted stock units	400,750	730	-	-	(730)	-	-	-
Issuance costs	-	(36)	-	(2,779)	1,280	-	-	(1,535)
Asset acquisition	345,566	1,088	-	-	-	-	-	1,088
Exercise of options	10,000	82	-	-	(39)	-	-	43
Loss for the period	-	-	-	-	-	-	(6,951)	(6,951)
Translation adjustment	-	-	-	-	-	1,212	-	1,212
Revaluation gain on digital currencies	-	-	-	-	-	19,352	-	19,352
At December 31, 2023	92,543,767	451,344	5,750,000	18,959	25,741	28,424	(344,417)	180,051

At March 31, 2023	84,172,711	419,213	-	-	18,864	7,404	(296,666)	148,815
Share-based compensation	-	-	-	-	6,650	-	-	6,650
Special warrants	-	-	5,750,000	21,738	-	-	-	21,738
Shares offering	7,549,840	30,302	-	-	-	-	-	30,302
Vesting of restricted stock units	453,150	969	-	-	(969)	-	-	-
Issuance costs	-	(408)	-	(2,779)	1,280	-	-	(1,907)
Asset acquisition	345,566	1,088	-	-	-	-	-	1,088
Exercise of options	22,500	180	-	-	(84)	-	-	96
Loss for the period	-	-	-	-	-	-	(47,751)	(47,751)
Translation adjustment	-	-	-	-	-	1,610	-	1,610
Revaluation gain on digital currencies	-	-	-	-	-	19,410	-	19,410
At December 31, 2023	92,543,767	451,344	5,750,000	18,959	25,741	28,424	(344,417)	180,051

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (In thousands of US dollars, except shares issued) (Unaudited)

	Share capital			Accumulated other
			Equity	comprehensive	Accumulated	Total
	Shares issued	Amount	reserve	income	deficit	equity
		$	$	$	$	$
At September 30, 2024	118,722,708	535,607	26,989	69,211	(352,276)	279,531
Share-based compensation	-	-	3,526	-	-	3,526
Shares offering	21,367,527	85,224	-	-	-	85,224
Vesting of restricted stock units	10,500	12	(12)	-	-	-
Exercise of options	100,000	183	(82)	-	-	101
Issuance costs	-	(126)	-	-	-	(126)
Income for the period	-	-	-	-	1,267	1,267
Translation adjustment	-	-	-	(11,907)	-	(11,907)
Revaluation gain on digital currencies	-	-	-	76,744	-	76,744
At December 31, 2024	140,200,735	620,900	30,421	134,048	(351,009)	434,360

At March 31, 2024	106,080,151	499,208	24,741	83,614	(347,871)	259,692
Share-based compensation	-	-	6,249	-	-	6,249
Shares offering	33,901,984	121,451	-	-	-	121,451
Vesting of restricted stock units	118,600	487	(487)	-	-	-
Exercise of options	100,000	183	(82)	-	-	101
Issuance costs	-	(429)	-	-	-	(429)
Loss for the period	-	-	-	-	(3,138)	(3,138)
Translation adjustment	-	-	-	(10,420)	-	(10,420)
Revaluation gain on digital currencies	-	-	-	60,854	-	60,854
At December 31, 2024	140,200,735	620,900	30,421	134,048	(351,009)	434,360

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Cash Flows (In thousands of US dollars) (Unaudited)

	For the nine months ended December 31,
	2024	2023

Operating activities
Net loss for the period:	$(3,138)	$(47,751)
Adjusted for:
Revenue recognized from digital currency mined	(77,088)	(75,973)
Depreciation	48,747	49,473
Unrealized gain on investments	(25,766)	(3,616)
Realized loss on investments	311	-
Change in fair value of derivative liability	(107)	(145)
Provision on sales tax receivables	(966)	4,931
(Gain) loss on sale of equipment	(16,433)	235
Accretion on convertible debt	941	1,415
Tax expense	1,449	5,168
Share-based compensation	6,249	6,650
Interest expense	660	687
Foreign exchange	3,551	2,147
Changes in non-cash working capital items:
Amounts receivable and prepaids	(1,190)	38
Digital currencies	38,781	89,390
Accounts payable and accrued liabilities	403	653
Cash used in operating activities	(23,596)	33,302

Investing activities
Deposits on equipment	(44,915)	(23,108)
Investments, net of disposals	658	(250)
Proceeds on disposal of equipment	16,647	329
Purchase of equipment	(59,639)	(40,972)
Payment of security deposits	(3,210)	-
Cash paid on acquisition	-	(647)
Cash used in investing activities	(90,459)	(64,648)

Financing activities
Exercise of options	101	96
Shares offering, net of issuance costs	121,022	29,894
Issuance of warrants, net of issuance costs	-	20,239
Repayment of loans	(3,011)	(1,107)
Repayment of debenture	(1,500)	(2,260)
Lease payments made	(2,286)	(2,104)
Cash provided by financing activities	114,326	44,758

Effect of exchange rate changes on cash	(104)	39
Net change in cash during the period	167	13,451
Cash, beginning of period	9,678	4,373
Cash, end of period	$9,845	$17,841

Supplemental cash flow information
Recognition of right of use assets and lease liabilities	$432	$1,088

Supplemental disclosures:
Interest paid	$1,114	$1,251
Income taxes paid	$897	$687

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

1. Nature of Operations

HIVE Digital Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987.  The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "YO0.F".  On July 12, 2023 the Company completed a name change from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd.  The Company's head office is located at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, United States of America and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired data center equipment in Iceland. Following the initial acquisition, the Company acquired additional data center equipment in Iceland and Sweden throughout fiscal 2018.  Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018.  On April 9, 2020 the Company acquired a data center in Quebec, Canada, and on April 15, 2021 the Company acquired a data center in New Brunswick, Canada. The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry.  The Company's operations are focused on the mining of digital currencies to upgrade, expand and scale up its data center operations. Digital currencies are subject to risks unique to the asset class and different from traditional assets.  Additionally, the Company may at times hold assets with third party custodians or exchanges that are limited in oversight by regulatory authorities.

On May 24, 2023, the Company incorporated a wholly owned subsidiary, Bikupa Real Estate AB, to function as a holding entity to facilitate the acquisition of a data center. On July 5, 2024, the Company incorporated a wholly owned subsidiary, Paraguay Digital Ltd., to function as a holding entity to facilitate data center development and infrastructure in Paraguay.

2. Basis of Presentation and Material Accounting Policy Information

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting of the International Financial Reporting Standards" ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as the Company's March 31, 2024, annual audited financial statements, unless otherwise noted.  These condensed interim consolidated financial statements do not include all the information required for full annual financial statements and accordingly, they should be read in conjunction with the Company's most recent annual statements.

The condensed interim consolidated financial statements have been prepared on a cost basis except for the convertible loan - derivative component and digital assets that have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The condensed interim consolidated financial statements are presented in United States dollars ("US dollars" or "$"), except where otherwise indicated.

The Company is in the business of the mining and sale of digital currencies to upgrade, expand, and scale up its mining operations, many aspects of which are not specifically addressed by IFRS Accounting Standards.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation and Material Accounting Policies (continued...)

(a) Statement of Compliance (continued...)

The Company is required to use certain critical accounting estimates and make judgements as to the application of IFRS Accounting Standards and the selection of accounting policies.  The Company has disclosed its presentation, recognition and de-recognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These unaudited condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 11, 2025.

(b) New Accounting Standards Adopted by the Company

Amendment to IAS 1 - Non-current liabilities with covenants
These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after 1 January 2024.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to IAS 1 - Classification of Liabilities as Current or Non-current. These amendments clarify the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Pursuant to the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments are effective for annual periods beginning on or after January 1, 2024, with early application permitted.

Amendment to IFRS 16 - Leases on sale and leaseback
These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. These amendments are effective for annual periods beginning on or after 1 January 2024.

The adoption of the amendments listed above did not have a significant impact on the Company's condensed interim consolidated financial statements.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

2. Basis of Presentation and Material Accounting Policies (continued...)

(c) Future Accounting Standards

Amendments to IAS 21 - Lack of Exchangeability
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. These amendments are effective for annual periods beginning on or after 1 January 2025 (early adoption is available).

Presentation and Disclosure in Financial Statements ("IFRS 18")
The IASB issued IFRS 18 standard on presentation and disclosure in financial statements which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss, including specified totals and subtotals;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 was issued in April 2024 and applies to an annual reporting period beginning on or after 1 January 2027.

The Company continues to review changes to IFRS Accounting Standards and the impact to the Company's condensed interim consolidated financial statements.

3. Significant Estimates and Judgements

The preparation of the unaudited condensed interim consolidated financial statements necessitates management to make various judgments, estimates, and assumptions regarding the recognition and measurement of assets, liabilities, income, and expenses. These judgments and estimates are based on management's best understanding of future events, circumstances, and potential actions taken by the Company. It should be noted that the actual results may deviate from these assumptions and estimates.

The assessments and underlying assumptions are regularly reviewed. If any revisions are made to the assumptions or estimates and they only affect the current period, they are recognized in that particular period. However, if the revisions impact both the current and future periods, they are recognized in the period of the revision and in subsequent periods.

The significant judgments made by management while applying the Company's accounting policies and the primary sources of estimation uncertainty remain consistent with those outlined in the audited annual consolidated financial statements for the year ended March 31, 2024.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

4. Asset Acquisition

On November 29, 2023, the Company acquired a data center in Sweden. In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 and $500 in holdback common shares payable that are included in accounts payable and accrued liabilities as at December 31, 2024 (Note 11). The Company also incurred $141 in acquisition costs which were capitalized to the cost of the assets.

The $500 in holdback common shares payable shall be paid at the later of: (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500 less any amount payable by the Vendor to the Company in respect of such claim. As of the date of this document, the holdback common shares have not been paid out.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by IFRS 3. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

Cash paid	$647
Shares issued	1,088
Holdback payable	500
Acquisition costs	141
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

5. Investments

As at December 31, 2024 the Company holds a number of investments in both private and public companies. The Company's investment holdings that are not traded in active markets by the Company are considered investments.  Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss.

The continuity of investments was as follows:

Investments
Balance, March 31, 2023	$2,866
Additions	341
Unrealized gain on investments	3,743
Foreign exchange	24
Balance, March 31, 2024	$6,974
Additions	1,429
Disposals	(2,087)
Realized gain on investments	(311)
Unrealized gain on investments	25,766
Foreign exchange	(1,071)
Balance, December 31, 2024	$30,700

6. Amounts Receivable and Prepaids

	December 31, 2024	March 31, 2024
Sales tax receivable **	$9,086	$6,818
Prepaid expenses and other receivables	6,883	7,667
Receivable on sale of subsidiary*	1,816	1,816
Amounts receivable and prepaids (gross)	$17,785	$16,301

Provision and liability on sales tax receivable, opening	$(6,777)	$-
Additions	(310)	(6,777)
Recovery and reversal	1,269	-
Foreign exchange	(287)	-
Provision on sales tax receivable	$(6,105)	$(6,777)
Less: current portion for receivables and prepaids	(8,910)	(6,929)
Long term portion	$2,770	$2,595

*  Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process.  If the ruling is favourable, amounts will be received, otherwise, the amounts will not be collectible.  Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

** During the year ended March 31, 2024, after examination of the history of claims and payments received  from various authorities, together with regulatory challenges, the Company assessed the collectability of its sales tax receivable balance. As a result, the Company determined that there is uncertainty over the collection of certain amounts, and recorded a provision of $4.5 million for these receivables. During the period ended December 31, 2024, an additional provision was recognized of $0.3 million and the Company recovered $0.8 million in relation to the provision of $4.5 million and reversed an additional $0.5 million of the same provision as a result of further examination of the sales tax provision amounts. The Company also received an assessment of $2.3 million for sales tax payable that is included in the provision as a result of a sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021, and the recovered amount of $0.8 million has been applied against the sales tax payable.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

7. Digital Currencies

Digital currencies are recorded at their fair value on the date they are received as income from digital currency mining and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	December 31, 2024	March 31, 2024
Bitcoin	$260,435	$161,258
Ethereum Classic	9	196
Other coins	362	191
Total	$260,806	$161,645

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins
Digital currencies, March 31, 2023	$65,772	2,332
Digital currency mined	111,002	3,123
Digital currency sold	(92,600)	(3,168)
Revaluation adjustment	77,084	-
Digital currencies, March 31, 2024	161,258	2,287
Digital currency mined	77,022	1,111
Digital currency sold	(38,686)	(593)
Revaluation adjustment	60,841	-
Digital currencies, December 31, 2024	$260,435	2,805

Ethereum Classic
Digital currencies, March 31, 2023	$117	5,718
Digital currency mined	1	28
Revaluation adjustment	78	-
Digital currencies, March 31, 2024	196	5,746
Digital currency sold	(105)	(5,373)
Revaluation adjustment	(82)	-
Digital currencies, December 31, 2024	$9	373

In the three and nine months period ended December 31, 2024, the Company mined 322 Bitcoin and 1,111 Bitcoin respectively, compared with 830 and 2,465 respectively for the period ended December 31, 2023.

The proceeds from the sale of digital assets are presented within the changes of the digital currencies on the consolidated statement of cash flows and within operating activities.

During the three and nine months period ended December 31, 2024, the Company sold digital currencies for proceeds totalling $8.4 million and $37.8 million, respectively (December 31, 2023 - $30.7 million and $92.4 million, respectively) with a cost of $7.8 million and $38.8 million, respectively (December 31, 2023 - $24.9 million and $89.4 million, respectively) and recorded a gain on sale of $0.6 million and loss of $0.8 million, respectively (December 31, 2023 - gain on sale of $5.8 million and $3.0 million, respectively).

For the three and nine months period ended December 31, 2024, the Company recognized a gain of $76.7 million and $60.9 million, respectively, in accumulated other comprehensive income (December 31, 2023 - a gain of $19.4 million and $19.4 million, respectively) in connection to the revaluation on its digital currencies.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

8. Plant and Equipment

Cost	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2023	$229,187	$663	$26,528	$256,378
Disposals	(5,584)	-	-	(5,584)
Additions	69,360	-	375	69,735
Acquisition	446	86	1,587	2,119
Foreign exchange on translation	(416)	-	(40)	(456)
Balance, March 31, 2024	$292,993	$749	$28,450	$322,192
Disposals	(47,271)	-	-	(47,271)
Additions	59,763	232	4,697	64,692
Foreign exchange on translation	(7,234)	-	(1,574)	(8,808)
Balance, December 31, 2024	$298,251	$981	$31,573	$330,805

Accumulated depreciation	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2023	$166,236	$-	$2,914	$169,150
Disposals	(4,784)	-	-	(4,784)
Depreciation	61,302	-	2,230	63,532
Foreign exchange on translation	(970)	-	(92)	(1,062)
Balance, March 31, 2024	$221,784	$-	$5,052	$226,836
Disposals	(47,057)	-	-	(47,057)
Depreciation	44,763	-	1,760	46,523
Foreign exchange on translation	(4,191)	-	(371)	(4,562)
Balance, December 31, 2024	$215,299	$-	$6,441	$221,740

Carrying amount
Balance, March 31, 2024	$71,209	$749	$23,398	$95,356
Balance, December 31, 2024	$82,952	$981	$25,132	$109,065

9. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden, Paraguay and for equipment purchases, consisting of:

Description	December 31, 2024	March 31, 2024
ANDE*	$3,210	$-
Atnorth	281	292
Bodens Energi	249	258
Equipment deposits	57,111	26,307
Vattenfall AB	1,146	1,191
Deposits excluding provision	$61,997	$28,048

Equipment deposit provision, opening	(12,131)	(27,331)
Reclassed amounts	-	15,200
Provision on equipment deposits	$(12,131)	$(12,131)
Total	$49,866	$15,917

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule.  The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised as a result of non delivery of equipment or delivery of equipment with reduced quality.  The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

9. Deposits (continued...)

*During the period ended December 31, 2024, the Company entered a 100MW power supply agreement with the National Administration of Electricity ("ANDE") in Paraguay. The Company paid $3.4 million security deposit for one month of estimated consumption of electric energy and power per terms of the agreement.

The Company has a commitment to pay for another two months of estimated consumption before sixty calendar days from the start of the supply or within 12 months following the signing of the power supply agreement, whichever, occurs first. In addition, the Company will need to provide a letter of credit, valid until April 1, 2028, for an amount equivalent to two months of estimated consumption of electric energy and power within 12 months of signing the power supply agreement. These commitment amounts are included in Note 15(c) and are refundable to the Company after the agreement has concluded and the sums resulting from the final statement of account from ANDE are settled.

10. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S. Global Investors, Inc. ("U.S.  Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S.  Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15 per Share. Interest will be payable monthly and the principal will be payable quarterly.  In addition, U.S. Global was issued 5 million common share purchase warrants (the "Warrants").  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15 per Share for a period of three years from closing. The Warrants expired unexercised on January 12, 2024.

The Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability. The financial liability is variable because the functional currency of Hive Digital Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in US dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million. The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected weighted average life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

10.  Convertible Loan (continued...)

Liability Component

Balance, March 31, 2023	$4,729
Principal payment	(3,000)
Interest payment	(587)
Accretion and interest	2,412
Balance, March 31, 2024	3,554
Principal payment	(1,500)
Interest payment	(254)
Accretion and interest	1,195
Balance, December 31, 2024	2,995
Less: Current portion	(2,929)
Non-current portion	$66

Derivative Component

Balance, March 31, 2023	$482
Change in fair value of liability	(362)
Balance, March 31, 2024	120
Change in fair value of liability	(107)
Balance, December 31, 2024	$13

The derivative component is remeasured each reporting period.  As at December 31, 2024, the derivative component was revalued at $13 (March 31, 2024 - $120) using the Black-Scholes option pricing model with the following assumptions: share price of C$4.11 (March 31, 2024 - C$4.56) an expected weighted average risk-free interest rate of 3.03% (March 31, 2024 - 4.5%); an expected weighted average volatility of 75% (March 31, 2024 - 79%); and an expected weighted average life of 0.70 years (March 31, 2024 - 1.1 years).

For the three and nine months period ended December 31, 2024, the Company recorded a gain in the change in the fair value of the derivative liability of $19 and $107, respectively (December 31, 2023 - loss of $129 and gain of $145, respectively).

11. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	December 31, 2024	March 31, 2024
Accounts payable	$7,983	$7,466
Accrued liabilities	2,602	1,878
Holdback payable (Note 4)	500	500
Other payable	781	760
Total	$11,866	$10,604

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

12. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable.  The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  Principal payment plus interest is payable annually.  The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value added tax assessment.

A continuity of the loan balances are as follows:

Boden
Balance, March 31, 2023	$13,078
Interest	397
Foreign exchange movement	(287)
Balance, March 31, 2024	13,188
Interest	328
Repayment	(1,354)
Foreign exchange movement	(450)
Balance, December 31, 2024	11,712
Less: Current portion	(2,792)
Non-current portion	$8,920

13. Term Loan

As part of the Atlantic acquisition, the Company acquired a $11.0 million (C$13.6 million) term loan ("Atlantic Term Loans").  The Atlantic Term Loans were made up of two discrete balances; Term Loan 1 and Term Loan 2; and the total facility bearing an interest rate of 3.33% per annum with a term maturity date of June 30, 2024.

On June 30, 2024, the Company renewed Term Loan 1 over a 1 year term at an interest rate of 5.31% with a balance remaining of C$4.2 million, and Term Loan 2 was renewed at 5.15% over a 2 year term with a balance remaining of C$2.6 million. Principal payments of C$0.2 million plus interest is payable monthly.

The term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd.  As at December 31, 2024, the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met.  The outstanding balance is presented as a currently liability as at December 31, 2024.  The Atlantic Term Loans include an unlimited guarantee from the Company.

	TERM LOAN 1	TERM LOAN 2	TOTAL
Balance, March 31, 2023	$4,397	$2,742	$7,139
Interest	131	81	212
Repayment	(1,073)	(669)	(1,742)
Foreign exchange movement	(1)	-	(1)
Balance, March 31, 2024	$3,454	$2,154	$5,608
Interest	103	62	165
Repayment	(960)	(597)	(1,557)
Foreign exchange movement	(164)	(102)	(266)
Balance, December 31, 2024	$2,433	$1,517	$3,950

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

14. Right of Use Asset and Lease Liability

The Company has lease agreements for its offices, and buildings for its datacenters in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

During the three and nine months period ended December 31, 2024, the Company recognized interest expense on the lease liability of $103 and $332, respectively (December 31, 2023 - $127 and $407, respectively) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2023	$17,302
Adjustment for change in variable payments based on rate or index	287
Foreign exchange	(8)
Balance, March 31, 2024	$17,581
Additions	432
Lease extension	117
Disposals	(33)
Foreign exchange	(398)
Balance, December 31, 2024	$17,699

Accumulated Depreciation
Balance, March 31, 2023	$(6,329)
Depreciation	(2,771)
Foreign exchange	7
Balance, March 31, 2024	$(9,093)
Depreciation	(2,224)
Disposals	33
Foreign exchange	210
Balance, December 31, 2024	$(11,074)

Carrying Amount
Balance, March 31, 2024	$8,488
Balance, December 31, 2024	$6,625

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

14. Right of Use Asset and Lease Liability (continued...)

Lease Liability
Balance, March 31, 2023	$10,468
Lease payments made	(2,855)
Adjustment for change in variable payments based on rate or index	287
Interest expense on lease liabilities	533
Foreign exchange	(180)
Balance, March 31, 2024	$8,253
Lease payments made	(2,286)
Additions	432
Lease extension	117
Interest expense on lease liabilities	332
Foreign exchange	(311)
6,537
Less: current portion	(2,701)
Balance, December 31, 2024	$3,836

Lease Disclosures
Interest expense on lease liabilities	$332
Total cash outflow for leases	$2,286

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$3,004
1 to 2 years	2,548
2 to 3 years	996
3 to 4 years	491
$7,039

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

15. Commitments and Contingencies

(a) Service agreements

The Company has service agreements with unrelated third parties to operate and maintain the Company's data center computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB locations in Sweden.  The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c) Obligations on data center equipment

The Company had purchase commitments of $107.1 million at the period ended December 31, 2024 (March 31, 2024 - $5.8 million).  The purchase commitments reported at the current period end include commitments of $46.1 million (March 31, 2024 - $nil) related to the development of the 100 MW facility in Paraguay.

Contingencies

(a)   Contingent VAT Liability to the Swedish Tax Authority ("STA")

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, and December 22, 2023 for Bikupa and February 14, 2023, and December 21, 2023 for Bikupa 2 respectively, from the STA in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 411.9 million or approximately $40.9 million.  The assessments cover the period December 2020 to December 2022 for Bikupa, and the period April 2021 to December 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company. The Company engaged an independent legal firm and independent audit firm in Sweden with expertise in these matters to assist in the appeal process.  The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the STA to provide sufficient evidence in support of its decision.  It is the Company's opinion, the STA has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the STA's position. The cases are currently in the County Administrative Court.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.  (Note 22 Uncertain Tax Positions).

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

15. Commitments and Contingencies (continued...)

(a) Contingent VAT Liability to the Swedish Tax Authority ("STA") (continued...)

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company.  The Company will continue to assess these matters. At the period ended December 31, 2024, the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA. As at December 31, 2024, the Company has not received any additional communication from the STA.

(b) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business.  Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

16. Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these condensed interim consolidated financial statements:

a) As at December 31, 2024, the Company had $nil due to the Executive Chairman, CEO and CFO (March 31, 2024 - $144 combined due to the Executive Chairman, CEO and CFO) for the reimbursement of expenses included in accounts payable and accrued liabilities.

b) As at December 31, 2024, the Company had $nil (March 31, 2024 - $nil) due to a company controlled by the Executive Chairman, a director of the Company included in accounts payable and accrued liabilities.  For the three and nine months period ended December 31, 2024, the Company paid $99 and $261, respectively (December 31, 2023 - $60 and $188, respectively) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three and nine months period ended December 31, 2024, key management compensation includes salaries and wages paid to key management personnel and directors of $0.2 million and $0.9 million, respectively (December 31, 2023 - $0.3 million and $0.9 million, respectively) and share-based payments of $2.4 million and $3.9 million (December 31, 2023 - $0.4 million and $4.4 million, respectively).

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

17. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the period ended December 31, 2024, the Company:

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement"). Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

The Company issued 12,534,457 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$51.1 million ($37.4 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.08.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2 in fees related to its August 2023 ATM Equity Program. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.

  On October 3, 2024, the Company entered into an equity distribution agreement ("October 2024 Equity Distribution Agreement"). Under the October 2024 Equity Distribution Agreement, the Company may, from time to time, sell up to $200 million of common shares in the capital of the Company (the "October 2024 ATM Equity Program").

The Company issued 21,367,527 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of C$122.6 million ($87.5 million).  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$5.74. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $2.3 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $0.4 million in fees related to its October 2024 ATM Equity Program.

  Issued 118,600 common shares upon the exercise of restricted share units (Note 17(e)).
  Issued 100,000 common shares for proceeds of C$145 pursuant to the exercise of 100,000 options at a price of C$1.45 per stock option (Note 17(c)).

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued...)

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period.  All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the period ended December 31, 2024:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2023	3,073,415	C$	6.20
Granted	620,000		6.86
Expired	(2,400)		6.09
Forfeited	(202,600)		24.75
Exercised	(22,500)		5.66
Balance, March 31, 2024	3,465,915	C$	5.24
Expired	(54,615)		9.76
Exercised	(100,000)		1.45
Balance, December 31, 2024	3,311,300	C$	5.28

The stock options outstanding and exercisable as at December 31, 2024, are as follows:

Outstanding	Exercisable	Exercise price		Expiry date
2,000	2,000	C$	15.70	February 11, 2026
387,900	387,900		5.66	August 26, 2027
1,000,000	1,000,000		1.50	September 14, 2027
50,000	50,000		10.00	March 26, 2028
600,000	600,000		6.86	July 6, 2028
400,000	400,000		3.10	September 18, 2028
100,000	100,000		1.35	December 21, 2028
400,000	400,000		1.45	February 10, 2030
20,000	20,000		1.90	May 29, 2030
1,400	1,400		10.80	December 24, 2030
30,000	30,000		25.15	April 6, 2031
60,000	60,000		18.35	April 29, 2031
180,000	117,000		18.50	October 7, 2031
60,000	40,000		25.35	November 10, 2031
20,000	20,000		21.00	December 9, 2031
3,311,300	3,228,300

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued...)

(d) Warrants

Following is a summary of changes in warrants outstanding for the period ended December 31, 2024:

	Warrants	Weighted average
	outstanding	exercise price
Balance, March 31, 2022 and 2023	3,573,727	C$ 22.92
Grants	3,220,000	5.89
Expired	(1,550,000)	13.69
Balance, March 31, 2024	5,243,727	C$ 15.20
Expired	(2,023,727)	30.00
Balance, December 31, 2024	3,220,000	C$ 5.89

The warrants outstanding and exercisable as at December 31, 2024, are as follows:

Outstanding		Exercisable	Exercise price		Expiry date
2,875,000	***	2,875,000	C$	6.00	December 28, 2026
345,000	***	345,000	C$	5.00	December 28, 2026
3,220,000		3,220,000

** On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io.  Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on September 15, 2024.

*** On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering").  Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.

In consideration of services, the Underwriters received a cash commission of C$1.73 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

17. Equity (continued...)

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan.  The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

Following is a summary of changes in restricted share units outstanding for the period ended December 31, 2024:

Outstanding
Balance, March 31, 2023	1,928,530
Granted	257,976
Cancelled	(3,000)
Exercised	(802,650)
Expired	(1,800)
Balance, March 31, 2024	1,379,056
Granted	4,933,000
Exercised	(118,600)
Balance, December 31, 2024	6,193,456

(f) Share-based compensation

During the three and nine months period ended December 31, 2024, the Company recognized $52 and $226, respectively (December 31, 2023 - $0.2 million and $3.6 million, respectively) of share-based compensation expense in relation to the vesting of options, and recognized $3.5 million and $6.0 million, respectively (December 31, 2023 - $0.4 million and $3 million, respectively) of share-based compensation expense in relation to the vesting of RSUs.

On July 18, 2024, the Company granted 2,491,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$5.00 per share and vesting on July 18, 2025.

On November 5, 2024, the Company granted 2,442,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$5.06 per share. Of these RSUs granted, 2,142,000 vest 50 percent after twelve months from the grant date, with the remaining 50 percent vesting in equal installments every three months over the following twelve months. The remaining 300,000 RSUs vest in three equal installments, every twelve months, over three years.

During the three and nine months period ended December 31, 2024, the Company did not grant any stock options.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

18. Income (Loss) per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three months ended December 31, 2024	Three months ended December 31, 2023
Basic weighted average number of common shares outstanding	128,602,843	88,252,813
Effect of dilutive stock options and warrants	2,922,480	-
Diluted weighted average common shares outstanding	131,525,323	88,252,813

	Period ended December 31, 2024	Period ended December 31, 2023
Basic weighted average number of common shares outstanding	119,327,280	86,039,252
Diluted weighted average common shares outstanding	119,327,280	86,039,252

19. Finance Expense

Finance expenses were comprised of the following for the period ended:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Interest and accretion on convertible loan	253	587	1,195	1,872
Interest on lease liabilities	103	127	332	407
Interest on loans payable	109	129	333	281
Interest on term loan	57	69	165	166
Total	522	912	2,025	2,726

20. General and Administrative Expenses

General and administrative expenses were comprised of the following for the period ended:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Management fees, salaries and wages	767	913	2,500	2,321
Marketing	519	319	1,465	957
Office, administration, and regulatory	1,571	1,296	3,651	3,533
Professional fees, advisory, and consulting	1,707	1,170	3,772	3,217
Total	4,564	3,698	11,388	10,028

21. Operating and maintenance costs

Operating and maintenance costs were comprised of the following for the period ended:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Digital currency mining	21,064	18,705	59,560	51,760
High performance computing hosting	1,628	1,189	4,526	1,756
Total	22,692	19,640	64,086	53,262

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches.  The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks.  The fair value of the Company's financial instruments, including cash, amounts receivable, and accounts payable approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided as follows:

At the period end the Company classified its financial assets into the following levels:

	As at December 31, 2024			As at March 31, 2024

Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$9,845	$-	$-	$9,678	$-
Digital currencies	-	260,806	-	-	161,645	-
Investments	27,568	-	3,132	5,356	-	1,618
	$27,568	$270,651	$3,132	$5,356	$171,323	$1,618

Liabilities
Convertible loan -derivative component	$-	$-	$13	$-	$-	$120
	$-	$-	$13	$-	$-	$120

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

Valuation of Assets / Liabilities that use Level 1 Inputs ("Level 1 Assets / Liabilities").  Consists of the Company's investments in common stock, where quoted prices in active markets are available.

Valuation of Assets / Liabilities that use Level 2 Inputs ("Level 2 Assets / Liabilities").  Consists of the Company's digital currencies, where quoted prices in active markets are available.  The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinbase.com.

Valuation of Assets / Liabilities that use Level 3 Inputs ("Level 3 Assets / Liabilities").  Consists of the Company's investments in preferred stock, convertible notes and common stock.  For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data.  As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

	Fair value at				Change	Fair Value at,
Level 3 Continuity	March 31, 2024	Additions	Disposals	Transfer out	in fair value	December 31, 2024
Assets
Investments	$1,618	$-	$-	$(1,251)	$2,765	$3,132
	$1,618	$-	$-	$(1,251)	$2,765	$3,132
Liabilities
Convertible loan -derivative component	$120	$-	$-	$-	$(107)	$13
	$120	$-	$-	$-	$(107)	$13

The carrying values of the Company's cash, amounts receivable, accounts payable, term loan and loans payable approximate fair value due to their short maturities.  The carrying value of the Company's lease liability is measured as the present value of the discounted future cash flows.

The carrying value of long-term receivable and loans payable (long term portion) are measured at amortized costs which is similar to the fair value.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company's primary exposure to credit risk is on its cash held in bank accounts as at December 31, 2024. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings and from the Canadian and Quebec governments related to the sales tax filings.  Refer to Note 6 for the at risk balances.

The amounts receivable for VAT filings are currently being withheld by the STA as a result of the decision notice of assessments received for both Bikupa and Bikupa 2 (Note 15).  The uncertainty surrounding the resolution of the dispute gives rise to potential credit risk, as there is the possibility that the Company may not be able to fully collect the outstanding amounts from the Swedish government.

The amounts receivable for sales tax filings are currently being withheld by the Canadian and Quebec governments as a result of legislative changes to the Excise Tax Act surrounding mining activities in respect of crypto assets. The uncertainty surrounding the legislative changes gives rise to potential credit risk, as there is the possibility that the Company may not be able to fully collect the outstanding amounts from the respective Canadian and Quebec governments as applicable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due.  The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations caused by digital currency prices and exchange rates.

HIVE is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and other adverse changes in the industry can significantly and negatively impact the Company's operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations.  Adverse changes to the factors mentioned above have impacted the recoverability of the Company's digital assets and property, and equipment, resulting in impairment losses being recorded.

The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company's normal spending requirements on an ongoing basis and its expansionary plans.  At current BTC prices, the Company's existing cash resources and the proceeds from any sale of its treasury and mined BTC will be sufficient to fund its capital investments and support its growth objectives.  If the BTC price declines significantly, the Company would be required to raise additional funds from external sources to meet these requirements.  Refer to details in Note 17 for the Company's ATM Equity Programs.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

As at December 31, 2024, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$8,764	$8,764	$-	$-	$-
Term loan	3,950	3,950	-	-	-
Convertible loan	4,011	3,938	73	-	-
Lease commitments	7,039	3,004	3,544	491	-
Loans payable and interest	14,065	2,792	2,528	2,392	6,353
Total	$37,829	$22,448	$6,145	$2,883	$6,353

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar, major purchases are transacted in US dollars, while financing to date has been completed in Canadian and US dollars.  As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency. A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona.  The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of December 31, 2024 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the US dollar:

	Net Monetary Position December 31, 2024 (USD$ equivalent) ($)	Impact of 10% variance in foreign exchange rate (in foreign currency) ($)
US Dollars	(2,008)	183
Canadian Dollars	105	7
Euro Dollars	187	18
Swiss Francs	74	7
Swedish Krona	2,792	23
Icelandic Krona	1,150	1

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates.  Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.  The interest rate on the Company's loans is fixed in nature and have limited exposure to changes in interest rates.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any significant price risks with respect to its financial instruments.

Loss of access risk

The loss of access to the private keys associated with the Company's digital currency holdings may be irreversible and could adversely affect an investment. Digital currencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the digital currency is held.  To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the digital currencies.

Irrevocability of transactions

Digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable.  Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital currencies or the operation of digital currency networks or exchanges in a manner that adversely affects investments held by the Company.

Digital asset risk

Digital currencies are measured at fair value less cost to sell.  Digital currency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions.  Further, digital currencies have no underlying backing or contracts to enforce recovery of invested amounts.  The profitability of the Company is related to the current and future market price of digital currencies; in addition, the Company may not be able to liquidate its holdings of digital currencies at its desired price if necessary.  Investing in digital currencies is speculative, prices are volatile and market movements are difficult to predict.  Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.  Digital currencies have a limited history, their fair values have historically been volatile, and the value of digital currencies held by the Company could decline rapidly.  A decline in the market prices of digital currencies could negatively impact the Company's future operations.  Historical performance of digital currencies is not indicative of their future performance.

Many digital currency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks.  In many digital currency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller.  In the data packets distributed from digital currency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the digital currency.  This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's digital currency.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

While the Company does not store cryptocurrency on an exchange, the public failure of cryptocurrency exchanges appears to affect the value of cryptocurrencies and the cryptocurrency and crypto mining industries as a whole. As noted above, digital currency transactions are irrevocable. There are no governmental bodies that backstop the security of cryptocurrencies against theft or loss. A general loss of confidence in the technology that underlies the cryptocurrency industry, or a loss of confidence in the industry, itself, could substantially devalue our Bitcoin holdings and threaten the viability of our cryptocurrency mining business.

Digital currencies are loosely regulated and there is no central marketplace for exchange.  Supply is determined by a computer code, not a central bank.  Additionally, exchanges may suffer from operational issues, such as delayed execution, that could have an adverse effect on the Company.

Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of digital currencies, or may adversely affect the Company, its operations and its investments.

Safeguarding of digital assets

The Company utilizes the Fireblocks platform which provides the Company a secure medium to access its digital wallets and transact with reputable exchanges on sales of its digital assets. At the period end the Company utilised the Fireblocks platform for 98% of its digital currencies associated with its operations.  Fireblocks, with locations in New York and Tel Aviv, utilizes a secure hot vault and secure transfer environment to help establish connections between the Company's wallets and exchanges.  Fireblocks utilizes multi-party computation ("MPC") protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys. The use of MPC ensures private key shards are never concentrated to a single device at any point in time. The Company utilizes the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal.  As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements.  All transactions initiated from Fireblocks that fail to meet the Company's predefined criteria per the engine policy are automatically rejected.  All internal wallets owned by the Company and external wallets for addresses of the Company's counterparties require multiple approvals in accordance with our whitelisting policy.  As such, the Company settles with counterparties or entities without the risk of losing funds due to deposit address attacks or errors.  Fireblocks is SOC 2 Type II certified for the defined period and undergoes a SOC 2 review on an annual basis.  The Company reviews the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively.  Additionally, the Company reviews its own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met.  Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated "A" by A.M.  Best based on the strength of the policy and has had no known security breaches or incidents reported to date.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

Digital asset mining risk

The digital asset mining industry has seen rapid growth and innovation.  In this environment of rapid change, there is no assurance that the Company will be able to compete effectively.  The Company's expenses may be greater than we anticipate, and our investments to make the Company more efficient or to gain digital asset mining market share may not outpace our competitors.  Moreover, the cost of gaining efficiency and maintaining or enhancing profit margins may be more than the Company can support given its overall strategy of holding Bitcoin, the currency in which our operating profits are generated.  Among the factors that affect our position are the following.

ASIC and GPU miners and other necessary hardware for mining are subject to malfunction, technological obsolescence, shortages in the global supply chain and difficulty and cost in obtaining new hardware.  In this context, we note that much has been said in the media about the widespread availability of GPU based mining machines as former Ethereum miners shut down their operations.  The machines that HIVE requires are ASIC mining machines that are designed and built for Bitcoin mining, which is our main focus.  As a result, any major malfunction out of the typical range of downtime for normal maintenance and repair of our Bitcoin mining systems could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share.  New ASIC miners can be costly and may be in short supply.

There can be no assurances that the most efficient ASIC mining hardware will be readily available when we identify the need for it.  We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance.  As a result of competition for the latest generation ASIC mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Proof-of-work mining operations (such as the mining operations required to mine Bitcoin) consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate. Regulatory changes or actions in foreign jurisdictions may affect the Company's business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects the Company's business.  If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, the Company's business and the market price of the Company's common shares.  Because Bitcoin is a leading crypto currency, all of the foregoing risk factors may apply especially to Bitcoin, which is central to our business.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

The Company's business strategy currently focuses on mining Bitcoin and our hardware is limited to mining using current proof-of-work protocols.  There could be developments in proof of work protocols, or other competing validation methods or processes that render such business strategy obsolete or out of favor generally.  Proof-of-stake is an alternative method of validating digital asset transactions.  Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain.  Instead, the validator of the next block on a blockchain is determined, sometimes randomly, based on a methodology in the blockchain software.  Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has "staked" in order to become a validator.  As a result of the Merge, on September 15, 2022, Ethereum shifted to a proof-of-stake validation method, and the Company stopped mining Ethereum.  Should Bitcoin also shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., "mining" or "validating") may render our mining business less competitive or less profitable.  While we are not aware of how the Bitcoin blockchain could be so fundamentally modified, we have seen applications that offer sidechain alternatives to mining Bitcoin directly on the Bitcoin blockchain but that are integrated with the Bitcoin blockchain.  To date, such efforts that we are aware of have been directed at increasing the volume and speed of Bitcoin transaction processing.

The aggregate computing power of the global Bitcoin network has generally grown over time, and we expect it to continue to grow in the future.  The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing miners.  As the hash rate in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases.  The Bitcoin protocol responds to increasing total hash rate by increasing the "difficulty" of Bitcoin mining.  If this "difficulty" increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards.  Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.

Any decrease in the Company's effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.

There is also a risk that the Company could be negative affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The Bitcoin halving occurred on April 20, 2024 and the next Bitcoin halving is expected to occur April 2028.  While Bitcoin prices have had a history of price fluctuations around Bitcoin halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin halving to pre-Bitcoin halving profitability levels is too long, there is a risk that the Bitcoin halving will render the Company unprofitable for a sustained time period. In addition, a sustained reduction in Bitcoin price could affect the value of our ASIC mining fleet which is engineered for Bitcoin mining with the result that substantial write downs are required for this equipment. These events could result in the Company being unable to continue as a going concern.

High performance computing risk

The Company faces risks related to technological obsolescence and revenue dependence. Rapid advancements in high-performance computing hardware could quickly render the Company's equipment obsolete, necessitating costly upgrades to maintain competitiveness. Additionally, reliance on a marketplace platform exposes the Company to fluctuations in demand, changes in marketplace rules, or changes in revenue sharing structures. If the marketplace modifies its terms, increases fees, or reduces the visibility of certain vendors, it could significantly impact the Company's financial performance under this segment.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

22. Financial Instruments and Risk Management (continued...)

Uncertain tax positions

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope.  For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities.  China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow.  As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity.  Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations.  In September 2021, the Chinese government announced issued a complete ban that restricts digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability.  Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners.  The effect of the China ban was a movement of those miners and their hashrates out of China and into other countries.  The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in.  The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

23. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 22).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price at December 31, 2024.

Impact of 5% variance in price
Bitcoin	$13,022

24. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders.  The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and adjusts it in light of economic conditions.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, commencement of ATM Equity Programs, the sale of digital currencies or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is subject to externally imposed capital requirements due to its term loan (Note 13).  The Company's overall strategy with respect to capital risk management remains unchanged from the prior year.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2024, and 2023
(In thousands of US dollars unless otherwise indicated)
(Unaudited)

25. Segmented Information

The Company operates in one segment, with two revenue streams being the mining of digital currencies and high performance computing hosting.  External revenues are attributed by geographical location, based on the country from which services are provided.

December 31, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$-	$77,088	$77,088
High performance computing hosting	-	-	-	-	-	7,030	7,030
	$-	$-	$-	$-	$-	$84,118	$84,118

December 31, 2023	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$-	$75,973	$75,973
High performance computing hosting	-	-	-	-	-	1,611	1,611
	$-	$-	$-	$-	$-	$77,584	$77,584

The Company's plant and equipment are located in the following jurisdictions:

December 31, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$73,181	$31,850	$3,859	$172	$-	$3	$109,065
ROU asset	2,916	3,661	-	-	-	48	6,625
	$76,097	$35,511	$3,859	$172	$-	$51	$115,690

March 31, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$74,425	$19,529	$-	$1,367	$-	$35	$95,356
ROU asset	3,352	5,051	-	-	-	85	8,488
	$77,777	$24,580	$-	$1,367	$-	$120	$103,844

26. Comparative Figures

Certain figures in the comparative period condensed interim consolidated statements of financial position, condensed interim consolidated statements of income (loss) and comprehensive income (loss), condensed interim consolidated statements of changes in equity and condensed interim consolidated statements of cash flows have been reclassified to meet the current presentation.

27. Subsequent Events

Subsequent to the period ended December 31, 2024, the Company issued 208,044 common shares under the RSU plan upon the exercise of restricted share units.

Subsequent to the period ended December 31, 2024, the Company issued 14,993,039 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of C$66.9 million ($46.5 million).  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$4.46. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement.

On January 28, 2025, HIVE announced that it had entered into a binding letter of intent with Bitfarms Ltd. to acquire the Yguazú 200 megawatt ("MW") hydro-powered Bitcoin mining facility in Paraguay.

The acquisition is valued at $56 million and includes ownership of a 240 MVA substation with 200 MW of capacity as well as all associated land and facilities.

Key terms of the deal include:

  $25 million payable at closing, scheduled for calendar Q1 2025.
  $31 million payable in equal installments over six months following closing.

In addition to this, HIVE will assume $19 million of PPA deposits to ANDE, the Paraguayan utility company, and will assumes remaining construction completion costs.